Mail Stop 6010

      June 6, 2005

Via Facsimile and U.S. Mail

Mr. Jeffrey L. Garon
Chief Financial Officer
Tripath Technology, Inc.
2560 Orchard Parkway
San Jose, CA   95131

Re:	Tripath Technology, Inc.
	Item 4.02 Form 8-K
      Filed May 11, 2005
	File No. 0-31081

Dear Mr. Garon:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 8-K dated May 5, 2005

Item 4-02(a). Non-Reliance on Previously Issued Financial
Statements

1. Although your audit committee concluded that you should restate certain financial information that was previously reported in your quarterly reports on Form 10-Q for the quarters ended March 31, June
30 and December 31, 2004 as well as for the quarter and transitional period ended September 30, 2004, there is no indication that they concluded that these financial statements should no longer be relied upon because of an error in such financial statements. Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including the date of the conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon.
2. We note that you intend to file restated financial statements. However, you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.
3. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-K for the fiscal year ended September 30, 2004 and Form 10-Q for the periods ended March 31, June 30 and December 31, 2004 in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end September 30, 2004.


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       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call David Burton at (202)
551-3626.

							Sincerely,


							David Burton
							Staff Accountant



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Mr. Jeffrey L. Garon
Tripath Technology Inc.
June 6, 2005
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